Exhibit (a)(56)


                             Fant Industries Inc.
                             2154 Highland Avenue
                           Birmingham, Alabama 35205
                             Phone: (205) 933-1030

For further information contact:

Anthony J. Fant
(205) 933-1030

FOR IMMEDIATE RELEASE
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FANT INDUSTRIES TO COMPLETE TENDER OFFER FOR SHARES OF HEI, INC.
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NEW YORK, NEW YORK - August 27, 1998 -- Fant Industries Inc. has accepted for payment 470,948 of the shares tendered into its tender offer to purchase shares of HEI, Inc. (Nasdaq: HEII). This represents 11.5% of HEI's outstanding common stock. Payment on the $9.00 per share offer is required to be made promptly by Firstar Bank of Minnesota, N.A., the Depositary for the offer.

Anthony J. Fant said, "We are pleased to deliver to HEI's shareholders the immediate value of our $9.00 per share offer, and we are committed to delivering long-term value."